UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ----------------

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. )*

                          SECURITY BIOMETRICS, INC.
                               (Name of Issuer)

                        Common Stock, $0.001 par value
                        (Title of Class of Securities)

                                 81412P 10 6
                                (CUSIP Number)

                            Germaine Curtin, Esq.
                              Curtin & Galt, LLP
                               3176 Inman Drive
                            Atlanta, Georgia 30319
                                (404) 869-0122
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                                June 14, 2002
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.81412P  10  6

          -------------

1)   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Maryanne Richard

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

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3)   SEC Use Only

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4)   Source of Funds (See Instructions)
     OO (See Item 3)

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5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
     [ ]

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6)   Citizenship or Place of Organization
     U.S.  Citizen

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                  7)  Sole Voting Power
                      18,000,000

                      --------------------------------------------------------
NUMBER            8)  Shared Voting Power
OF SHARES
BENEFICIALLY          --------------------------------------------------------
OWNED BY          9)  Sole Dispositive Power
EACH                  18,000,000
REPORTING             --------------------------------------------------------
PERSON WITH      10)  Shared Dispositive Power

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     18,000,000

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12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]

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13)  Percent of Class Represented by Amount in Row (11)
     17%
     This is an estimate based on information obtained from public filings

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14)  Type of Reporting Person (See Instructions)
     IN

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REPORTING PERSON MAKES INVESTMENT DECISIONS INDEPENDENT OF SPOUSE

Item 1. Security and Issuer.
        --------------------

     This statement (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock") of Security Biometrics, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1410-1030 West Georgia Street Vancouver BC Canada V6E 2Y3.

Item 2. Identity and Background.
        ------------------------

     (a) This Statement is being filed by Maryanne Richard (the "Reporting Person").

     (b) The business address of the Reporting Person is 1419 Salt Point Turnpike, Pleasant Valley, NY 12569.

     (c) The principal occupation or employment of the Reporting Person, including the name of her employer, description of the business of his employer and business address of her employer is:

              N/A.

     (d)-(e) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) the Reporting Person is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

    On June 14, 2002, the Issuer merged (the "Merger") LT Acquisition Corp., a New York corporation, its wholly owned subsidiary ("Acquisition Co."), with Lightec Communications Inc, a New York corporation ("Lightec") with Acquisition Co. being the surviving entity. The Reporting Person was the sole shareholder of Lightec.

All of the common share of Lightec, no par value (issued and outstanding at the time of the Merger were cancelled and converted into (a) 18,000,000 shares of common stock of the Issuer; (b) $3,000,000 in cash; and (c) a promissory note for $1,000,000 (the "Note") collectively, the "Merger Consideration").

Item 4. Purpose of Transaction.
        -----------------------

     The purpose of the transaction was the merger of Lightec with and into Acquisition Co. The Reporting Person has no plans or proposals as of the date hereof, nor does she expect to have any in the future, which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

     (a) As of June 14, 2002, the Reporting Person beneficially owned 18,000,000 shares of the Issuer's Common Stock, or 17% shares of Common Stock of the Issuer, based on the number of shares of the Issuer's Common Stock outstanding as of June 15, 2002, as determined from public filings.

     (b) The Reporting Person has sole disposition and voting power with respect to 18,000,000 shares of the Issuer's Common Stock, or 17% shares of Common Stock of the Issuer, based on the number of shares of the Issuer's Common Stock outstanding as of June 15, 2002, as determined from public filings.

     (c) Since June 14, 2002 the Reporting Person has sold 1,000,000 shares of the Issuer's Common Stock, which sales have been reported on Form 4.

          On November 6, 2002, the Issuer and the Reporting Person entered into a letter agreement (the "2002 Letter Agreement") with respect to certain accommodations the Reporting Person made with respect to the failure by Issuer to make full and timely payments on the Note issued to the Reporting Person in conjunction with the Merger, in consideration of the grant to the Reporting Person of a warrant to purchase 8 million shares of the Issuer's Common Stock at an exercise price of $.125 per share (the "Warrant"). The Warrant was to be exercisable in whole or in part for 2 years from the date of issuance and is assignable. On October 29th, 2003 the Issuer and the Reporting Person, among others, entered into an agreement (the "Standstill Agreement") as a result of further failures to make full and timely payments under the Note, which agreement clarified that the obligation to issue the Warrant had not been satisfied, that the obligation was still in full force and effect and that the Warrant would be issued within 5 days of the execution of the Standstill Agreement. As of the date of this filing, the Warrant had not yet been issued.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with
        -------------------------------------------------------------
        Respect  to  Securities  of  the  Issuer.
        -----------------------------------------

     Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other party with respect to any securities of the Issuer. See Item 5 above

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

EXHIBIT   DESCRIPTION
-------   -----------

   1 Agreement and Plan of Merger, dated as of March 14, 2002 by and among Security Biometrics, Inc., LT Acquisition Corp., Lightec Communications, Inc., Maryanne Richard and Michael Richard. (1)

   2 Promissory Note for $1,000,000 dated June 14, 2002 between Security Biometrics, Inc and Maryanne Richard. (1)

   3 Promissory Note for $1,000,000 dated June 14, 2002 between Security Biometrics, Inc. and Synergex Partnership Group. (1)

   4 Letter Agreement between Maryanne Richard and Security Biometrics Inc. dated November 6, 2002.*

   5 Letter Agreement between Maryanne Richard and Security Biometrics Inc. dated October 29, 2003.*

----------------
*Filed  Herewith

(1) Incorporated by reference from the Issuer's Annual Report on Form 10-KSB filed on October 7, 2002.

                                  SIGNATURE
                                  ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  _______________,  2003

                                               /s/ Maryanne Richard

                                                             Exhibit 4 to 13D

November 6, 2002

Kenneth P. Barr
Chairman and CEO
Security Biometrics

     Re: Promissory Note dated June 11, 2002 signed by Security Biometrics, Inc. ("SBTI") and Lightec Communications Corp. ("Newco") for the benefit of Maryanne Richard

Dear Ken:

     In response to your request to modify the payment terms of the above-referenced Note, I am willing to amend the payment schedule on the following terms and conditions:

     Notwithstanding the payment dates stated in the Note, the payments on the Note shall be made as follows: four equal payments of principal equal to $250,000.00 each shall be made on December 31, 2002, January 31, 2003, February 28, 2003, and March 31, 2003, plus accrued but unpaid interest on the unpaid principal balance for the period elapsed; provided that the first payment shall include the interest due on the principal amount of the Note from the date of execution and delivery of the Note; provided further, that payments shall begin one month following the signing of the Bridgeport Schools contract in the event that date precedes December 31, 2002.

     For good and valuable consideration, which is hereby specifically acknowledged by SBTI and Newco, SBTI and Newco each agree as follows.

     1. In accordance with existing agreements, Newco shall apply all revenue collected by it as determined jointly by Michael Richard and Gerard Munera, in their sole discretions and in accordance with their fiduciary duties, until all obligations under the Note are paid in full. Until such time as all obligations under the Note are paid and satisfied in full, SBTI shall not grant a security interest in (i) the common stock of Newco, or (ii) any of the assets of Newco to any party for any reason, whether to secure the debt of Newco or any other party or to secure a guarantee; provided, however, that notwithstanding the foregoing, SBTI may grant a security interest in the common stock or assets of Newco if such security interest is granted contemporaneously in connection with borrowing capital in order to satisfy all of SBTI's obligations under the Note.

     2. SBTI shall, within five days of receipt of approval by SLD relative to the Bridgeport Schools contract, grant to Maryanne Richard a warrant to purchase 8 million shares of the common stock (the "Shares") of SBTI at a price of $.125 per share, which warrant shall be exercisable in whole or in part for 2 years from the date of grant. This warrant shall be assignable, subject to applicable securities laws. SBTI shall within, five days of the date hereof, deliver to Maryanne Richard, such Board resolutions and other approvals and documentation satisfactory to counsel to Maryanne Richard with respect to the warrant.

     If, prior to the complete exercise of such warrant, there shall be declared and paid a stock dividend upon the common stock of the SBTI or if the common stock of SBTI shall be split, converted, exchanged, reclassified, or in any way substituted for, the warrant, to the extent that it has not been exercised, shall entitle the holder thereof upon the future exercise of the warrant to purchase such number and kind of securities or cash or other property, subject to the terms of the warrant, to such number and kind of securities or cash or other property, subject to the terms of the warrant, to which she would have been entitled had she actually owned the shares subject to the unexercised portion of the warrant at the time of the occurrence of such stock dividend, split, conversion, exchange, reclassification or substitution; and the aggregate exercise price upon the future exercise of the warrant shall be the same as if the originally warranted shares were being purchased thereunder, with the appropriate adjustment to the per share purchase price. If prior to the complete exercise of the warrant there shall be a spin-off transaction pursuant to the reorganization of SBTI, the warrant (to the extent that it has not been exercised) shall be adjusted by adjusting the exercise prices thereto, in order to reflect the decrease, if any, in the fair market value of the shares, resulting from the spin-off transaction; in any case, the warrant (as adjusted), shall entitle the holder thereof, upon the future exercise of the warrant, to the number of shares which have a fair market value immediately after the occurrence of the spin-off transaction equal to the fair market value of the shares subject to the warrant on the day before the occurrence of such spin-off transaction, and the aggregate exercise price upon the future exercise of the option shall be the same as the aggregate exercise price of the shares subject to the warrant on the day before the occurrence of such spin-off transaction. Any fractional shares or other securities payable upon the exercise of the warrant as a result of such adjustment due to the occurrence of such stock dividend, split, conversion, exchange, reclassification, substitution or spin-off shall be payable in cash based upon the fair market value of such shares or securities at the time of such exercise. If any such event should occur, the number of shares with respect to which warrant remain to be issued, or with respect to which warrant may be reissued, shall be adjusted in a similar manner. Upon the dissolution or liquidation of SBTI, or upon a reorganization, merger or consolidation in which SBTI is not the surviving company, or in which SBTI becomes a subsidiary of another company, or upon the sale of substantially all of the property of SBTI to another company, the warrant shall be deemed to be exercised for all purposes.

     3. The amended payment schedule described herein shall be in effect (i) only so long as Michael Richard, or his designee, is a Board member of SBTI and Newco, and (ii) only so long as the employment agreement between Michael Richard and Newco is not terminated other than by the voluntary resignation of Michael Richard. In the event (a) Michael Richard or his designee ceases to be a Board member of SBTI or Newco for reasons other than voluntary resignation of Michael Richard, or his designee as the case may be, or (b) Michael Richard's employment agreement is terminated for reasons other than voluntary resignation of Michael Richard, all terms of the Note as it was originally executed shall be in full force and effect and Maryanne Richard shall have all rights against SBTI and Newco pursuant to the Note.

     4. Until all obligations under the Note have been paid in full and satisfied, SBTI and Newco, jointly and severally, agree to indemnify Michael Richard in his capacity as an officer and/or director of SBTI and/or Newco, against all liability and litigation expense, including but not limited to reasonable attorneys fees, arising out of any action of SBTI and/or Newco for which a Board of Directors resolution would be appropriate, but not necessarily required, and upon which Michael Richard as a Director of SBTI and/or Newco did not have an opportunity to vote upon, and/or Michael Richard as a Director of SBTI has voted against. Notwithstanding the foregoing, in the event each of SBTI and Newco (i) have in force and effect bylaws and Articles of Incorporation of each of SBTI that require each such company to provide the maximum indemnification of their officers and directors and the maximum limitation of director liability permissible under applicable law, and (ii) each of SBTI and Newco have in force and effect a directors and officers liability policy, acceptable to Michael Richard, insuring for all risks that could not otherwise be eliminated by such provisions in the bylaws and Articles of Incorporation of SBTI and Newco, the provisions of such bylaws and Articles of Incorporation shall replace the contractual obligations set forth herein, it being understood that the directors' and officers' liability policy will be the main source of indemnification with each respective company continuing to be liable to cover any shortfall and any deductible on such insurance. Without limiting the generality of the foregoing indemnity, Michael Richard shall also be entitled to recover from SBTI and Newco, jointly and severally, all reasonable costs, expenses, attorneys fees, and costs of investigation, as incurred, in connection with the enforcement of rights to indemnification granted by this Paragraph. The provisions of this Paragraph are in addition to, and not in limitation of, the power of the corporations with respect to, and the rights of any officer, director, employee or agent of any of such corporations to receive the benefits of any other or further indemnification, insurance, elimination of liability or other right or benefit which is either required by Chapter 78 of the Nevada Revised Statutes or New York Business Corporation Act, as applicable, or permitted thereby and duly adopted by the corporations in accordance therewith.

     5. Except as specifically set forth herein, all terms and conditions of the Note shall remain in full force and effect.

Accepted and agreed:

/s/ Ken Barr                                           /s/ Maryanne Richard
--------------------                                   --------------------
Ken Barr, CEO                                          Maryanne Richard
Security Biometrics

Date: 11/11/2002                                       Date: 11/13/02
      --------------                                         --------------

                                                             Exhibit 5 to 13D

                            STANDSTILL AGREEMENT

       STANDSTILL AGREEMENT, dated as of the 29th day of October, 2003, by and between Maryanne Richard ("MA Richard") and Michael Richard ("M Richard"), individuals with an address of 1419 Salt Point Turnpike, Pleasant Valley, New York 12569 (MA Richard and M Richard are collectively referred to herein as "Richard"; Lightec Communications Corp., a New York corporation ("Lightec"); Security Biometics Inc., a Nevada corporation ("SBTI");

                             W I T N E S S E T H:

     WHEREAS, SBTI, LT Acquisition Corp., a New York corporation ("LTA"), Lightec Communications, Inc., a New York corporation ("LCI"), MA Richard and
M. Richard are parties to that certain Agreement and Plan of Merger dated as of March 14, 2002 (hereinafter referred to as the "Merger Agreement") pursuant to which LCI merged with and into LTA, a wholly owned subsidiary of SBTI, which surviving entity changed its name to Lightec Communications Corp.; and

     WHEREAS, part of the consideration paid to MA Richard pursuant to the Merger Agreement was the delivery by SBTI of the promissory note dated June 13, 2002 in the initial principal amount of $1,000,000 (the "Note"); and

     WHEREAS, as a condition of the Merger Agreement, M Richard and Lightec entered into an employment agreement dated June 11, 2002 (the "Employment Agreement"); and

     WHEREAS, SBTI is in default under the Note and the Employment Agreement;
and

     WHEREAS, SBTI and MA Richard have entered into letter agreements dated September 4, 2002 and November 6, 2002 (collectively, the "Letter
Agreements"), respectively, with respect to the Note; and

     WHEREAS, SBTI is in default under the Letter Agreements; and

     WHEREAS, as security for SBTI's obligations under the Richard Note, Lightec and MA Richard entered into a security agreement dated as of March 14, 2002 pursuant to which Lightec granted to MA Richard a security interest in, among other things, all of Lightec's accounts, including but not limited to the receivables from the Board of Education, Bridgeport, Connecticut multi-year contract dated January 17, 2001, and any modification or extension thereof, including the Year 4 funding commitment, (the "Bridgeport Contract"); and

     WHEREAS, SBTI wishes to amend the payment schedule under the Note as herein set forth; and

     WHEREAS, Richard is willing to standstill, and not take any action with respect to the defaults under the Note or the Employment Agreement for so long as SBTI is in compliance with the terms of this Agreement.

     NOW THEREFORE, in consideration of the mutual premises and the representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

     Section 1. Accrued Interest Under the Note. The parties agree that the amount of accrued interest under the Note as of the date hereof, which is immediately due and payable by SBTI, is $105,000.00, which accrued interest shall be deemed additional principal under the Note. Accordingly, the parties agree that the principal due on the Note as of the date hereof is $1,105,000.00 (the "Principal").

     Section 2. Payments under the Employment Agreement. The parties agree that the amounts due M Richard under the Employment Agreement as of the date hereof are (i) salary in the amount of $150,000.00; (ii) a calendar year 2002 bonus in the amount of $62,500; and (iii) a calendar year 2003 bonus in the amount of $150,000, totaling $362,500 (the "Contract Obligations").

     Section 3. Payments on the Note and the Obligations.

     Interest on the Principal shall accrue at the rate of nine (9%) per annum beginning on the day of receipt by a Payee (as hereinafter defined) of the first payment from the City of Bridgeport relating to Bridgeport Contract, or any modification or extension thereof.

     Payments on the Note and the Contract Obligations shall be made as follows: Beginning one (1) day following the receipt by a Payee of the first payment from the City of Bridgeport relating to Bridgeport Contract, SBTI shall pay MA Richard an amount equal to nine percent (9%) of all revenue collected by SBTI, its affiliates, subsidiaries, including but not limited to Lightec Communications Corp., or any agent of SBTI (collectively, the "Payee") on the Bridgeport Contract until all obligations under the Note and the Contract Obligations are paid in full. All payments will be first applied to the Contract Obligations, then to the interest due under the Note, then to principal outstanding on the Note

     Funds received by a Payee pursuant to or in connection with the Bridgeport Contract are referred to herein as "Contract Funds." SBTI shall remit all Contract Funds required to be paid to M Richard pursuant to this Agreement within one (1) business day after such funds are received by a Payee, and shall continue to do so until M Richard actually receives all Contract Obligations due hereunder; and

     All payments under the Note and with respect to the Contract Obligations may be prepaid, in whole or in part from any source available to SBTI at any time.

     Section 3. Warrant. SBTI, pursuant to Section 2 of the letter agreement dated November 6, 2002, granted to MA Richard a warrant to purchase 8 million shares of the common stock (the "Shares") of SBTI at a price of $.125 per share (the "Warrant"). The Warrant is exercisable in whole or in part for 2 years from the date of issuance and is assignable. SBTI agrees that its obligations pursuant to Section 2 of the letter agreement dated November 6, 2002 are in, and shall remain in, full force and effect and are incorporated herein by this reference.

     A failure of SBTI, within five days of the date hereof, to issue and deliver the Warrant shall be a material default of this Agreement.

     Section 4. Representations, Warranties and Covenants of SBTI and Lightec. SBTI and Lightec, jointly and severally, represent, warrant and covenant to each of the parties, as of the date hereof as follows:

     A. Each of SBTI and Lightec is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and is duly qualified to transact business in all jurisdictions where the ownership of it assets or the conduct of its business requires such qualification, except where the failure to so qualify will not have a material adverse effect on the said company. Each of SBTI and Lightec has the requisite corporate power and authority to own or lease and operate its properties and conduct its business as presently conducted. Each of SBTI and Lightec has full corporate power and authority to execute and deliver this Agreement, and all other agreements specified in or contemplated by this Agreement to be entered into by it, and to perform its obligations hereunder and thereunder, including but not limited to granting the Warrant and issuing Shares upon exercise of the Warrant. The execution and delivery by each of SBTI and Lightec of this Agreement and all other agreements specified in or contemplated by this Agreement to be entered into by it and the performance by it of its obligations hereunder and thereunder have been duly authorized by all necessary corporate action on the part of said company. Each of SBTI and Lightec has taken all corporate and shareholder action necessary to execute and deliver this Agreement and to comply with and perform all of its obligations hereunder including but not limited to granting the Warrant and issuing Shares upon exercise of the Warrant. This Agreement has been duly executed and delivered by each of SBTI and Lightec and constitutes the legal, valid and binding obligation of each of SBTI and Lightec enforceable against each such company in accordance with its terms.

     B. Each of SBTI and Lightec has the right, power, legal capacity, and authority to enter into and perform its obligations under this Agreement, and no approval or consent of any other person is necessary in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

     Section 6. Additional Agreements.

     (A) SBTI agrees to (i) identify to M Richard the name of bank, the name of the account and account number (the "Account") which will be used solely for deposit and disbursement of all Contract Funds (as defined in paragraph 4(b) above); and (ii) deliver instructions to such bank, and take all other action necessary or appropriate to cause the bank to provide contemporaneous copies of the monthly statements relating to this Account to M Richard. All expenses relating to the Account shall be borne by SBTI. SBTI will not deposit any receipts from the Bridgeport Contract to any bank account other than the Account and will make no changes to the location of, title on or operation of the Account without prior written permission of M Richard.

     (B) To secure their respective obligations under this Agreement, (i) each of SBTI and Lightec hereby grant to MA Richard and M Richard a security interest in and to all of their respective right, title and interest in the Bridgeport Contract and all receivables and other proceeds therefrom

     (C) Notwithstanding anything herein to the contrary, SBTI agrees not to make any acquisitions of assets or securities of any kind, to incur any debt or to guaranty the debt of another without the prior written consent of MA Richard.

     Section 7. No Waiver of Defaults/Non-Compliance. Each of M Richard and MA Richard agree to "standstill", and not take any significant action with respect to the defaults under the Note or the Employment Agreement for so long as SBTI is in compliance with the terms of this Agreement. In the event SBTI defaults in any obligations or agreements made herein, at the option of Richard, SBTI agrees that all defaults under the Note and Employment Agreement shall be deemed to be continuing and MA Richard shall be entitled to accelerate all amounts due under the Note, including accrued and unpaid interest that would have accrued absent the moratorium on interest until payment of the Bridgeport Contract as described herein and the entire amount of the Contract Obligations shall be immediately due and payable. Moreover, MA Richard shall be entitled to all remedies available under the Note and M Richard shall be entitled to all remedies at law with respect to the Employment Agreement

     Section 8. Miscellaneous.

     A. Section and other headings are for reference purposes only and shall not affect the interpretation or construction of this Agreement.

     B. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute only one original.

     C. All notices, demands, requests, or other communications that may be or are required to be given, served, or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be sent by nationally recognized overnight courier, or mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or transmitted by hand delivery, addressed as follows:

(i)  If to Richard or either of them:

     1419 Salt Point Turnpike
     Pleasant Valley, New York 12560
     Telephone: (845) 635-1680

with a copy (which alone shall not constitute notice) to:

     Richard A. Galt, Esq.
     Curtin & Galt, LLP
     2517 Raeford Road
     Fayetteville, North Carolina 28305
     Telephone: (910) 223-1300

(ii) If to SBTI or Lightec:

     Security Biometrics, Inc.
     1410-1030 West Georgia Street
     Vancouver BC  V6E 2Y3
     Canada
     Telephone: (604) 609-7749
     Attention: Wayne Taylor, Chief Financial Officer

Each party may designate by notice in writing a new address to which any notice, demand, request, or communication may thereafter be so given, served, or sent. Each notice, demand, request, or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt or the affidavit of messenger being deemed conclusive evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

     D. This Agreement and the rights, interests, and obligations hereunder shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other.

     E. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to conflicts of laws rules thereof.

     F. This Agreement may be amended, modified, or supplemented only by a written instrument executed by the parties against which enforcement of the amendment, modification or supplement is sought.

     G. This Agreement may not be changed orally, but only by an agreement in writing signed by the party or parties to be bound.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


/s/ Maryanne Richard
------------------------------
MARYANNE RICHARD, Individually


/s/ Michael Richard
------------------------------
MICHAEL RICHARD, Individually


SECURITY BIOMETRICS, INC.                   LIGHTEC COMMUNICATIONS CORP.

/s/ William Moore                           /s/ illegible signature
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